SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Acquires 51% of Yahala, Leading Israeli Arab-Language Portal dated March 22, 2006.

                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold Acquires 51% of Yahala, Leading Israeli Arab-Language Portal

Wednesday March 22, 1:02 am ET

PETACH TIKVA, Israel, March 22 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq
NMS: IGLD - News) today announced that its fully-owned subsidiary GoldMind has signed an agreement to acquire 51% of the shares of Yahala Ltd., the operator of yahala.co.il, one of Israel's largest Arab-language portals. According to the agreement, Nizar Hori, Yahala's founder, will continue to hold Yahala's remaining shares and serve as its CEO, while Eli Holtzman, Internet Gold's CEO, will become Yahala's Chairman.

Yahala is a popular Internet portal that offers a rich variety of content and services to Israel's Arab-speaking sector, a segment that accounts for approximately 20% of Israel's population or 1.5 million individuals. Penetration of Internet access into the Arabic sector has been significantly lower than that of the Hebrew-speaking sector, but has been growing significantly during the past 12 months.

Internet Gold intends to integrate Yahala into its Internet Smile.Media Group with the goal of taking full advantage of the potential operating synergies between Yahala and its other portals.

Commenting on the news, Eli Holtzman, CEO of Internet Gold, said, "This acquisition is another step in our efforts to expand our leadership position as Israel's largest Interactive Media Group. It reflects our expectation that Internet usage in the Arab sector will continue growing dramatically as it has during the past year, making the Arab population an important new target market for Internet advertising. We believe that ownership of an Arab-language portal may also help us identify additional investment opportunities in neighboring emerging markets."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft- branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.



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Certain statements made herein that use the words "estimate," "project,"
"intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 22, 2006